EXHIBIT 99.2
Supplemental Discussion of Caesars Entertainment's Commercial Mortgage-Backed Securities Related Properties Financial Information
The properties securing Caesars Entertainment's commercial mortgage-backed securities (“CMBS Properties”) originally borrowed $6,500.0 million of CMBS financing (the “CMBS Financing”). The CMBS Financing is secured by the assets of the CMBS Properties and certain aspects of the financing are guaranteed by Caesars Entertainment (“Caesars”). The CMBS properties are Harrah's Las Vegas, Rio, Flamingo Las Vegas, Harrah's Atlantic City, Paris Las Vegas, and Harrah's Laughlin.
In this discussion, the words “we” and “our” refer to the CMBS Properties. We are providing this financial information pursuant to the Second Amended and Restated Loan Agreement, dated as of August 31, 2010 (the “CMBS Loan Agreement”), related to the CMBS Financing.
Operating Results for CMBS Properties
Overall CMBS Properties Results
The following tables represent CMBS Properties’ Combined Condensed Balance Sheets as of June 30, 2013 and December 31, 2012, their Combined Condensed Statements of Operations for the quarters and six months ended June 30, 2013 and 2012, and their Combined Condensed Statements of Cash Flows for the six months ended June 30, 2013 and 2012.

CMBS Properties
Combined Condensed Balance Sheets
(Unaudited)
(In millions)

	June 30, 2013	12/31/2012
Assets
Current assets
Cash and cash equivalents	$171.7	$126.7
Restricted cash	40.5	38.7
Receivables, net of allowance for doubtful accounts of $30.4 and $33.0	74.2	69.7
Deferred income taxes	7.1	10.4
Prepayments and other current assets	28.4	31.4
Inventories	12.6	13.3
Total current assets	334.5	290.2
Property and equipment, net	4,853.2	4,917.8
Goodwill	1,690.6	1,690.6
Intangible assets other than goodwill	452.1	481.7
Restricted cash	57.3	57.2
Deferred charges and other	70.4	90.2
Total Assets	$7,458.1	$7,527.7
Liabilities and Stockholder's Equity
Current liabilities
Accounts payable	$34.3	$42.5
Interest payable	7.4	7.1
Accrued expenses	200.6	132.6
Current portion of long-term debt	3.6	3.6
Due to affiliates, net	32.9	38.7
Total current liabilities	278.8	224.5
Long-term debt	4,421.2	4,665.5
Deferred credits and other	24.7	24.0
Deferred income taxes	1,497.9	1,516.9
	6,222.6	6,430.9
Total equity	1,235.5	1,096.8
Total Liabilities and Stockholder's Equity	$7,458.1	$7,527.7

CMBS Properties
Combined Condensed Statements of Operations
(Unaudited)
(In millions)

	Quarter Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Revenues
Casino	$298.6	$304.8	$581.5	$612.9
Food and beverage	130.1	131.6	253.7	259.2
Rooms	122.7	118.3	228.0	230.8
Other	50.2	48.4	94.1	92.8
Less: casino promotional allowances	(83.9)	(86.6)	(166.2)	(174.0)
Net revenues	517.7	516.5	991.1	1,021.7
Operating expenses
Direct
Casino	143.6	159.3	283.8	321.3
Food and beverage	61.8	65.9	121.0	126.3
Rooms	33.1	32.3	62.9	63.1
Property, general, administrative, and other	123.7	124.0	246.5	250.2
Depreciation and amortization	30.3	39.8	64.4	78.9
Write-downs and reserves, net of recoveries	3.8	2.1	17.2	4.1
Intangible and tangible asset impairment charges	24.4	—	24.4	—
Income on interests in non-consolidated affiliates	(2.2)	(0.1)	(2.7)	(0.5)
Corporate expense	11.4	16.4	25.2	40.3
Amortization of intangible assets	14.8	14.8	29.5	29.5
Total operating expenses	444.7	454.5	872.2	913.2
Income from operations	73.0	62.0	118.9	108.5
Interest expense, net of interest capitalized	(49.9)	(50.2)	(101.8)	(102.5)
Gains on early extinguishments of debt	39.0	32.7	39.0	78.5
Other income, including interest income	—	0.2	—	0.4
Income before income taxes	62.1	44.7	56.1	84.9
Provision for income taxes	(20.3)	(15.5)	(17.3)	(29.9)
Net income	$41.8	$29.2	$38.8	$55.0

CMBS Properties
Combined Condensed Statements of Cash Flows
(Unaudited)
(In millions)

	Six Months Ended June 30,
	2013	2012
Cash flows provided by operating activities	$72.5	$105.8
Cash flows from investing activities
Acquisitions of property and equipment, net of change in related payables	(21.8)	(29.6)
Change in restricted cash	(1.9)	(18.8)
Other	(2.2)	(2.8)
Cash flows used in investing activities	(25.9)	(51.2)
Cash flows from financing activities
Cash paid for early extinguishments of debt	(183.7)	(121.9)
Cash paid for loan maturity extension fees	(23.3)	—
Cash received from Caesars Entertainment for financing transactions	207.0	121.9
Other	(1.6)	—
Cash flows used in financing activities	(1.6)	—
Net increase in cash and cash equivalents	45.0	54.6
Cash and cash equivalents, beginning of period	126.7	151.2
Cash and cash equivalents, end of period	$171.7	$205.8
Cash paid for interest	$83.6	$81.9

Combined Operating Results

	Quarter Ended June 30,		Percentage Favorable/(Unfavorable)	Six Months Ended June 30,		Percentage Favorable/(Unfavorable)
(Dollars in millions)	2013	2012		2013	2012
Casino revenues	$298.6	$304.8	(2.0)%	$581.5	$612.9	(5.1)%
Net revenues	517.7	516.5	0.2%	991.1	1,021.7	(3.0)%
Income from operations	73.0	62.0	17.7%	118.9	108.5	9.6%
Net income	41.8	29.2	43.2%	38.8	55.0	(29.5)%
Operating margin*	14.1%	12.0%	2.1 pts	12.0%	10.6%	1.4 pts
____________________

*	Operating margin is calculated as income from operations divided by net revenues for the respective period.
Quarter ended June 30, 2013 compared to June 30, 2012
Net revenues for the quarter ended June 30, 2013 increased slightly compared to the same period in 2012 as revenue increases at our properties in Las Vegas and Laughlin more than offset declines at our Harrah's Atlantic City ("HAC") property. HAC net revenues declined as a result of lower visitation due to continued competitive pressure in the Atlantic City market. Net revenues in Las Vegas, although higher than in the quarter ended June 30, 2012, were negatively impacted by the construction activities related to the LINQ project and we estimate that the construction activities reduced net revenues by approximately $4 million to $5 million for the quarter ended June 30, 2013.
Income from operations for the quarter ended June 30, 2013 rose $11.0 million, or 17.7%, from 2012 as a result of decreases in property operating expenses, depreciation expense, and corporate expense. The decline in property operating expenses was due mainly to decreases in costs attributable to Caesars' cost-savings initiatives as well as a reversal of a sales tax reserve of $8.9 million related to the Nevada complimentary meals sales tax matter, which Caesars settled during the quarter. Depreciation expense decreased as a result of an increasing number of assets becoming fully depreciated in 2013 and corporate expense decreased as a result of a reduction in management fees paid to Caesars in accordance with the CMBS Loan Agreement. Partially offsetting expense declines was a tangible asset impairment charge of $24.4 million related to an investment in a real estate project that we own, related to investments of the Casino Reinvestment Development Authority (“CRDA”), a New Jersey state governmental agency responsible for directing the spending of casino reinvestment funds for the benefit of Atlantic City. Results for the quarter ended June 30, 2013, although favorable when compared to 2012, were negatively impacted by the construction activities related to the LINQ which we estimate reduced income from operations by approximately $2 million to $3 million.
Six months ended June 30, 2013 compared to June 30, 2012
Net revenues for the six months ended June 30, 2013 were lower than in 2012, driven by casino revenues which were down $31.4 million, or 5.1% compared to the same period in 2012. Net revenues dropped most significantly at Harrah's Atlantic City due to lower visitation attributable to competitive pressure in that market and the slow recovery from Hurricane Sandy which significantly negatively impacted visitation in the first quarter 2013. Net revenues in Las Vegas were negatively impacted by the construction activities related to the LINQ project and we estimate that the construction activities reduced net revenues for the six months ended June 30, 2013 by approximately $13 million to $15 million.
Income from operations increased $10.4 million, or 9.6%, driven by decreases in property operating expenses, depreciation expense, and corporate expense for the reasons mentioned above. These decreases were partially offset by the income impact of lower net revenues, an increase in write-downs and reserves, net of recoveries resulting from additional remediation costs and other write-downs in 2013 when compared to 2012 and the $24.4 million tangible asset impairment discussed above, with no comparable charge in the six months ended June 30, 2012. Income from operations for the first quarter 2013 was negatively impacted by the construction activities related to the LINQ project which we estimate reduced income from operations by approximately $6 million to $9 million.

Other Factors Affecting Net Income

Expense/(income)	Quarter Ended June 30,		Percentage Favorable/(Unfavorable)	Six Months Ended June 30,		Percentage Favorable/(Unfavorable)
(Dollars in millions)	2013	2012		2013	2012
Interest expense, net of interest capitalized	$49.9	$50.2	0.6%	$101.8	$102.5	0.7%
Gains on early extinguishments of debt	(39.0)	(32.7)	19.3%	$(39.0)	(78.5)	(50.3)%
Provision for income taxes	20.3	15.5	(31.0)%	$17.3	29.9	42.1%
Gains on Early Extinguishments of Debt
Gains on early extinguishments of debt during the quarters and six months ended June 30, 2013 and 2012 relate to amounts recognized as a result of purchase and sale agreements with certain lenders to acquire debt under the CMBS Financing. These events are discussed more fully in the “Liquidity and Capital Resources - Capital Resources - CMBS Financing” section that follows herein.
Effective Tax Rate
The effective tax rate provision for the quarter ended June 30, 2013 and 2012 was 32.7% and 34.7%, respectively. The change in the effective tax rates between the quarters is due to (i) U.S. tax law changes which were enacted in January 2013 and (ii) a decrease in accrued interest on uncertain tax positions as a result of the removal of certain positions in the fourth quarter 2012.
The effective tax rate provision for the six months ended June 30, 2013 and 2012 was 30.8% and 35.2%, respectively. The change in the effective tax rates between the year to date amounts is due to (i) decreased pre-tax earnings in 2013, (ii) U.S. tax law changes which were enacted in January 2013, and (iii) a decrease in accrued interest on uncertain tax positions as a result of the removal of certain positions in the fourth quarter 2012.
Liquidity and Capital Resources
Cost Savings Initiatives
Caesars Entertainment has undertaken comprehensive cost-reduction efforts to rightsize expenses with business levels. In accordance with our shared services agreement with Caesars Entertainment, we estimate that cost-savings programs produced $19.1 million and $38.0 million in incremental cost savings for the quarter and six months ended June 30, 2013, respectively, for the CMBS Properties compared to the same periods in 2012. Additionally, as of June 30, 2013, we expect that these and additional new cost-savings programs will produce additional annual cost savings of $42.9 million, based on the full implementation of current projects that are in process. As Caesars realizes savings or identifies new cost-reduction activities, this amount may change.
Capital Spending and Development
We incur capital expenditures in the normal course of business, and we perform ongoing refurbishment and maintenance at our existing casino entertainment facilities, to maintain our quality standards. We also continue to pursue development and acquisition opportunities for additional casino entertainment and other hospitality facilities that meet our strategic and return on investment criteria. Cash used for capital expenditures in the normal course of business is typically made available from cash flows generated by our operating activities while cash used for development projects is typically funded from established debt programs, specific project financing, and additional debt offerings.
Future development projects could require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenues. The commitment of capital, the timing of completion, and the commencement of operations of development projects would be contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate political and regulatory bodies. We must also comply with covenants and restrictions set forth in the CMBS Loan Agreement.
Our capital spending for the six months ended June 30, 2013 totaled $21.8 million, net of an increase of $0.8 million of related payables. Estimated total capital expenditures for 2013 for the CMBS Properties are expected to be between $70 million and $100 million.

Liquidity
Our cash and cash equivalents, excluding restricted cash, totaled $171.7 million at June 30, 2013 compared to $126.7 million at December 31, 2012. Restricted cash totaled $97.8 million at June 30, 2013. Nearly all of the restricted cash consists of cash reserved under loan agreements for certain expenditures incurred in the normal course of business, such as interest service, real estate taxes, property insurance, and capital improvements.
Our operating cash inflows are typically used for operating expenses, debt service costs and working capital needs. From time to time, we distribute excess cash flow to Caesars Entertainment. The amount of excess cash flow that may be distributed is limited to 85% of excess cash flow with respect to such quarter, as defined in the CMBS Loan Agreement.
The CMBS Properties are highly leveraged and a significant amount of our liquidity needs are for debt service. As of June 30, 2013, we had $4,446.1 million face value of indebtedness outstanding including capital lease indebtedness. Payments of short-term debt obligations and other commitments are expected to be made from operating cash flows. Long-term obligations are expected to be paid through refinancing of debt or, if necessary, additional debt offerings.
From time to time, depending upon market, pricing, and other conditions, as well as on our cash balances and liquidity, we may seek to acquire our indebtedness through open market purchases, privately negotiated transactions, redemption or otherwise, upon such terms and at such prices as we may determine (or as may be provided for in our debt agreement), for cash or other consideration. In addition, we have considered and will continue to evaluate potential transactions to reduce net debt, such as debt for debt exchanges and other transactions. There can be no assurance as to which, if any, of these alternatives or combinations thereof we may choose to pursue in the future as the pursuit of any alternative will depend upon numerous factors such as market conditions, our financial performance, and the limitations applicable to such transactions under our financing documents.
Our ability to fund our operations, pay or refinance our debt obligations, and fund planned capital expenditures depends, in part, upon economic and other factors that are beyond our control, and disruptions in capital markets and restrictive covenants related to our existing debt could impact our ability to secure additional funds through financing activities. We believe that our cash and cash equivalents balance, our cash flows from operations and the financing sources discussed herein will be sufficient to meet our normal operating requirements during the next 12 months and to fund capital expenditures.
Please refer to the "Capital Resources - CMBS Financing" and "Derivative Instruments" sections that follow herein for details on transactions related to our debt outstanding and related derivative.
We cannot assure you that our business will generate sufficient cash flows from operations, or that future borrowings will be available to us, to fund our liquidity needs and pay our indebtedness. If we are unable to meet our liquidity needs or pay our indebtedness when it is due, we may have to reduce or delay refurbishment and expansion projects, reduce expenses, sell assets, or attempt to restructure our debt. Any such actions could negatively impact our competitive position and revenue generation. In addition, we have pledged a significant portion of our assets as collateral under our CMBS Financing agreements, and, if any of our lenders accelerate the repayment of borrowings, there can be no assurance that we will have sufficient assets to repay our indebtedness.
Capital Resources - CMBS Financing and Open Market Purchases
In January 2012, we purchased $2.0 million of face value of CMBS Loans for $1.0 million, recognizing a gain of $1.0 million, net of deferred finance charges. In March 2012, we purchased $116.7 million of face value of CMBS Loans for $70.8 million, recognizing a gain of $44.8 million, net of deferred finance charges. In April 2012, we purchased $83.7 million of face value of CMBS Loans for $50.2 million, recognizing a gain of $32.7 million, net of deferred finance charges.
In February 2013, we paid an extension fee of $23.3 million and exercised the option to extend the maturity of the CMBS Financing to 2014. The loan contains an additional extension option to extend its maturity from 2014 to 2015, subject to certain conditions.
In June 2013, we purchased $225.0 million of face value of CMBS debt for $183.7 million, recognizing a pre-tax gain of $39.0 million, net of deferred finance charges.

Derivative Instruments
As part of the extension disclosed above, we entered into a new interest rate cap agreement. The interest rate cap agreement, which is effective from February 13, 2013 and terminates February 13, 2015, is for a notional amount of $4,664.1 million at a LIBOR cap rate of 4.5%. Any future changes in fair value of the interest rate cap will be recognized in interest expense during the period in which the changes in value occur.
Guarantees of Third-Party Debt and Other Obligations and Commitments
As of June 30, 2013, there have been no material changes outside of the ordinary course of business to our aggregate indebtedness and other known contractual obligations, which are set forth in the table included in the Supplemental Discussion of Caesars Entertainment's Commercial Mortgage-Backed Securities Related Properties Financial Information filed as Exhibit 99.2 to our Annual Report on Form 10-K for the year ended December 31, 2012, as amended.